

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail

Jerry A. Shore
Chief Financial Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

> **Re: Fred's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed April 12, 2012**
> **Form 10-Q for the Quarterly Period Ended July 28, 2012**
> **Filed September 6, 2012**
> **File No. 001-14565**

Dear Mr. Shore:

We have reviewed your response dated December 19, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended July 28, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

1.   We note your response to comment 3 in our letter dated November 20, 2012 stating you have properly disclosed the one legal contingency that has not yet been resolved in accordance with FASB ASC 270-10-50-6. We do not note disclosure of any legal contingencies within the notes to your financial statements in your subsequent interim reports including your interim report for the quarterly period ended October 27, 2012

filed on December 6, 2012.   Please advise us specifically where you have provided the disclosure within the notes to the financial statements as required by FASB ASC 270-10-50-6 and Rule 10-01 of Regulation S-X or revise to provide such disclosures.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief